EXHIBIT 12

3M COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions)

	Year	Year	Year	Year	Year
	2009	2008	2007	2006	2005
EARNINGS

Income before income taxes*	$4,632	$5,108	$6,115	$5,625	$4,817

Add:

Interest expense (including amortization of capitalized interest	236	231	229	139	112

Interest component of the ESOP benefit expense	1	3	5	8	10

Portion of rent under operating leases representative of the interest component	76	77	70	70	64

Less:
Equity in undistributed income of 20-50% owned companies	4	6	5	6	4

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$4,941	$5,413	$6,414	$5,836	$4,999

FIXED CHARGES

Interest on debt (including capitalized interest)	246	243	235	138	105

Interest component of the ESOP benefit expense	1	3	5	8	10

Portion of rent under operating leases representative of the interest component	76	77	70	70	64

TOTAL FIXED CHARGES	$323	$323	$310	$216	$179

RATIO OF EARNINGS TO FIXED CHARGES	15.3	16.8	20.7	27.0	27.9

*                 2009 results included net pre-tax charges of $194 million related to restructuring actions partially offset by a gain on sale of real estate. 2008 results included net pre-tax charges of $269 million, with charges related to restructuring actions, exit activities and a loss on sale of businesses partially offset by a gain on sale of real estate. 2007 results included pre-tax gains of $681 million, with net benefits from gains related to the sale of businesses and a gain on sale of real estate, which were partially offset by increases in environmental liabilities, restructuring actions, and exit activities. 2006 results included pre-tax gains of $523 million, with net benefits from gains related to the sale of certain portions of 3M’s branded pharmaceuticals business partially offset by restructuring actions, acquired in-process research and development expenses, settlement costs of a previously disclosed antitrust class action, and environmental obligations related to the pharmaceuticals business.